                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                         Commission File Number: 1-13750


                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                              No. 9 Longtan Street
                                Longtan District
                           Jilin City, Jilin Province
                           People's Republic of China
                    (Address of principal executive offices)




     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         X         Form 40-F
                            ----------------            ---------------


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                         --------------------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                         --------------------

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                     ---------------

                [JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED LOGO]
 (a joint stock limited company incorporated in the People's Republic of China)

                        ANNUAL RESULTS ANNOUNCEMENT 2002

The Board of Directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") announces the audited consolidated results and financial position of the Company and its subsidiaries (the "Group") for the year ended December 31, 2002 together with the comparative figures for the previous year as follows:

FINANCIAL HIGHLIGHTS

Financial information of the Group for the year ended December 31, 2002 prepared in accordance with PRC accounting standards is set out below:

RMB millions

Loss before tax                                                          (1,031)
Net loss                                                                 (1,026)
Net loss after non-operating loss (note)                                   (245)
Profit from principal operations                                            765
Profit from other operations                                                  3
Operating loss                                                             (369)
Loss from investment                                                         (8)
Subsidy income                                                               --
Net non-operating expense                                                  (654)
Net cash inflow from operations                                           1,860
Net decrease from cash and cash equivalents                                  (4)

Note: Non-operating loss under PRC accounting standards was approximately RMB780 million, including income of approximately RMB7 million from disposal of fixed assets, loss of RMB287 million from disposal of fixed assets, inventory loss of RMB140 million, loss of RMB27 million from unscheduled plant shutdowns, write down of carrying value of fixed assets of RMB322 million and other losses of RMB12 million.

Prepared in accordance with International Financial Reporting Standards ("IFRS")

Items

RMB millions

For the year ended December 31,      2002       2001       2000       1999      1998
Turnover                           13,138     12,519     13,396     10,555     8,844
(Loss)/profit before tax           (1,028)    (1,815)      (877)       227       105
Net (loss)/profit                  (1,023)    (1,817)      (836)       149        66
(Loss)/earnings per share        (RMB0.29)  (RMB0.51)  (RMB0.24)   RMB0.04   RMB0.02

As at December 31

Total assets                       13,665     13,830     17,974     16,054    15,768
Shareholders' equity                2,083      3,106      5,874      6,199     6,085
Net assets per share              RMB0.58    RMB0.87    RMB1.65    RMB1.82   RMB1.78

Prepared in accordance with PRC accounting standards

Items

RMB millions

For the year ended December 31,                             2002        2001        2000
Income from principal operations                          12,319      11,914      13,847
Net loss                                                  (1,026)     (1,803)       (879)
Loss per share (fully diluted)                          (RMB0.29)   (RMB0.51)   (RMB0.25)
Loss per share (weighted average)                       (RMB0.29)   (RMB0.51)   (RMB0.25)
Net cash inflows from operating activities per share     RMB0.52     RMB0.67     RMB0.04
Return on net assets (fully diluted)                      (35.92%)    (46.45%)    (15.45%)
Return on net assets (weighted average)                   (30.45%)    (37.69%)    (14.44%)
As at December 31,
Total assets                                              14,336      14,532      17,711
Shareholders' equity (excluding minority interests)        2,856       3,882       5,687
Net assets per share                                     RMB0.80     RMB1.09     RMB1.60
Adjusted net assets per share                            RMB0.76     RMB1.04     RMB1.50

Notes:

1. The number of shares outstanding for each of the three years ended December 31, 2002, 2001, 2000, was 3,561,078,000 shares, 3,561,078,000 shares, and 3,561,078,000 shares respectively.

2.    The weighted average number of shares for 2002 was 3,561,078,000 shares.

3.    The weighted average number of shares for 2001 was 3,561,078,000 shares.

4.    The weighted average number of shares for 2000 was 3,551,025,000 shares.

The Differences under IFRS and PRC GAAP

For the year ended December 31, 2002, the net loss as reported under PRC GAAP was approximately RMB1,025.73 million and the net loss as reported under IFRS was approximately RMB1,023.10 million.

The significant differences between IFRS and PRC GAAP are set out in the "Supplementary Information" section to this announcement.

REPORT HIGHLIGHTS

1.    Operating Results

      The Group's principal business consists of the production and sale of petroleum products, petrochemical and organic chemical products, synthetic rubber, chemical fertilizer and inorganic chemical products. The Group's business is conducted in the PRC and most of its products are sold in the domestic market.

      In 2002, the Company carried out practical and effective measures to reduce its losses and minimise the adverse impact of increased competition in both domestic and international markets and China's entry into WTO on its business.

      In accordance with PRC GAAP, the Group's income from principal operations for the year ended December 31, 2002 was approximately RMB12,319.14 million, representing an increase of 3.4% as compared with 2001. According to IFRS, the Group's turnover was approximately RMB13,138.39 million, representing an increase of 5.0% as compared with 2001. Under PRC GAAP and IFRS, the Group recorded losses of RMB1,025.73 million and RMB1,023.10 million, respectively, reducing losses by approximately RMB777.29 million and RMB794.27 million, respectively, compared to losses recorded in 2001. After non-operating loss/profit, the net loss was RMB245.37 million under PRC accounting standards.

      In 2002, under PRC GAAP, income from petroleum products was approximately RMB5,602.60 million, accounting for about 45.48% of the Group's total income. The cost of goods sold for petroleum products was approximately RMB4,931.89 million and gross profit ratio was approximately 11.97%. Income from petrochemical and organic chemical products was approximately RMB5,793.47 million, accounting for approximately 47.03% of the Group's total income. The cost of goods sold of petrochemical and organic chemical products was approximately RMB5,305.58 million and gross profit ratio was approximately 8.42%.

2.    Major Suppliers and Customers

      As at December 31, 2002, the aggregate amount of purchases from the five largest suppliers of the Company accounted for approximately 82% of the Company's total amount of purchases. The aggregate sales revenue from the Company's five largest customers accounted for approximately 65% of the Company's total sales revenue for the year.

3.    Problems and difficulties encountered in operations and proposed solutions

      In 2002, prices of petrochemical products still remained at a relatively lower level although the prices for certain chemical products of the Company increased compared with 2001 as a result of increased demand for such products in the domestic market. The Company recorded a loss in 2002 as a result of several adverse factors, including the disposal of certain fixed assets and current assets in order to reduce its financial risks, certain accounting provisions, and the expenses related to temporary shutdown of production facilities as part of the Company's biennial maintenance program.

      Facing intensified competition both in domestic and international markets, the Company took effective measures, including maintaining steady operations and high utilization rates, increasing the volume of crude oil processing and production, and increasing sales revenue. As a result of such measures, the Company recorded significantly lower losses in 2002 as compared with 2001.

      (1)   Maintaining steady operation and increasing sales volume

            During 2002, the processing volume of crude oil was about 4.56 million tons, representing an increase of 5% as compared with 2001, which resulted in an increase of 2.3% in the sales volume, as compared with 2001. The steady operation and high utilization rate of major production facilities resulted in an increase in the Company's sales revenue.

      (2)   Realizing overall optimization, reducing energy consumption

            Through optimizing resources, the Company created profits of RMB24.81 million as a result of processing approximately 606,000 tons of Russian crude oil, and profits of RMB24.04 million from optimization of raw materials of ethylene product through purchasing naphtha of approximately 485,000 tons. The percentage of unscheduled shutdown and production fluctuation decreased by 71.83% as compared with the same period of 2001. The Company also focused on the control over consumption of materials and energy, and cost targets, as a result of which the operation level of production facilities were increased efficiently.

            Compared to 2001, the production ratio of naphtha increased by 1.83%, the loss ratio from processing of crude oil decreased by 0.08%, the production ratio of ethylene increased by 0.11% and loss ratio of ethylene decreased by 0.45%, and general crude consumption per ton decreased by 35.95 kg. During the report period, main consumption targets of the Company decreased significantly and main technical targets recorded the best level as compared with 2001.

      (3)   Strengthening company management, improving cost control

            During 2002, the Company implemented its "Six Checks and Six Rectifications" program for all staff. By following the program's strict rules and regulations, the Group strengthened labor discipline and underwent significant changes to the whole outlook of the Group.

            The Company further strengthened financial management, including increasing budget control, strengthening funds management and reducing management expenses, as a result of which the management expenses reduced significantly as compared with 2001.

            Through strengthening the management of materials purchasing, ensuring materials supply, reducing purchases, keeping reasonable inventory level, and realizing efficient work, the purchasing cost of the Company decreased as compared with 2001.

            Through strengthening controls over marketing of products, the Company took advantage of its system of storage, transport and marketing of products and reached its targets for production, sales and refunds. The Company also acquired the foreign equity interest in Jilian (Jilin) Petrochemicals Limited, its jointly controlled entity, and successfully integrated its production plant and related employees.

            Taking into account the completion of 1,400,000t/a catalytic cracking unit and other upgrade programs during the report period, the Company wrote off its original 90,000t/a catalytic cracking unit and supplementary facilities. The net loss related to the disposal of above-mentioned assets was approximately RMB283.42 million, which was accounted for in the loss and profit statement ended December 31, 2002.

            Following a detailed analysis of the Company's inventories, the Company decided to provide approximately RMB139.99 million for inventory losses.

            Considering the lengthening of ageing of some prepaid expenses and other current assets, the Company provided approximately RMB51.48 million for impairment to reduce potential risks during the report period.

            The Board considered that the above-mentioned accounting provisions were in conformity with the actual operating conditions of the Company.

INVESTMENTS

In 2002, the Company completed its expansion projects of 1,400,000t/a catalytic cracking unit, 140,000t/a styrene unit and 60,000t/a AES unit. The construction of 300,000t/a synthetic ammonia production unit was completed during the report period. The total investment was RMB791.73 million as at December 31, 2002.

In 2002, the Additional Seven Facilities of 300,000t/a ethylene project (polyethylene, ethylene glycol, phthalic anhydride, phenol acetone, ABS, acrylonitrile, and advanced alcohol units), of which polyethylene, ethylene glycol, phthalic anhydride, phenol acetone, ABS units were transferred to PetroChina Company Limited and the acrylonitrile and advanced alcohol units were retained by Jilin Chemical Group Corporation, did not generate satisfactory results. The Company's option to purchase the Additional Seven Facilities was not exercised during 2002 and expired on December 31, 2002.

ANALYSIS OF FINANCIAL CONDITIONS

As at December 31, 2002, according to the consolidated balance sheet prepared under PRC GAAP, total assets were valued at RMB14,336.23 million, representing an decrease of 1.35% of write down of carrying value in fixed assets. Long-term liabilities amounted to RMB3,826.81 million, representing a decrease of 36% as compared with 2001, primarily due to the Company's repayment of loans. Shareholders' equity was RMB2,855.87 million, representing a decrease of 26.43% as compared with 2001. Profit from principal operations was RMB764.92 million, representing an increase of 171% as compared with 2001, primarily due to an increase in income from principal operations and a decrease in cost, as compared with 2001. Net loss was RMB1,025.73 million, representing a decrease of RMB777.29 million as compared with 2001, primarily due to increases in the product prices and production volume. Cash and cash equivalents decreased by RMB4.11 million as compared with 2001, primarily due to the Company's interest expenses.

PROSPECTS

In 2003, continuous implementation of positive fiscal policies and stable currency policy by the PRC government and the expected GDP growth of more than 7% in 2003 will provide favorable conditions for the domestic petroleum and petrochemical industry and provide many opportunities for the Company to increase its production volume as well as its market share. The Company expects international prices for crude oil prices and petrochemical products to fluctuate in the period during and after the war in Iraq, and are uncertain about the impact of the atypical pneumonia outbreak on the PRC economy or the Group's business. Furthermore, the continuing tariff cut and tariff reduction measures following China's entry to WTO are expected to continue increasing competition in the domestic petrochemical industry.

For the Company itself, the improvement of overall management standard and commissioning of main upgrade programs in 2002 are positive steps towards optimization of the Company's product mix and increase of production volume in 2003. There is no major shutdown maintenance planned in 2003, which will ensure steady and safe production with high utilization rates. Notwithstanding such measures, the Company expects to continue to face difficulties in its business in 2003, taking into consideration its poor financial health, small production scale and shortage of processing capacity as compared with international and domestic competitors.

In order to increase profitability and further strengthen cost control, the Company will put forward the following measures in the year to come. The Company will make all its efforts to make profits in 2003, under the circumstance that the crude oil price will not increase significantly and the petrochemical products mark will not fluctuate significantly.

1. Focusing on its security and environmental protection to maintain safe and stable operations with high utilization rates. The Company expects to process 5.4 million tons of crude oil and produce 570,000 tons of ethylene.

2. Adjusting product mix. The Company will optimise its resources through processing more than 900,000 tons of crude oil from Russia and adjust its product mix through optimizing production units according to market demand and focus on its product quality through its upgrade program to increase product prices, especially for EPR and AES products. The Company will further focus on optimization of public utilities through its upgrade program for its heating-supply system to increase its profitability.

3. Strengthening marketing management. The Company will further strengthen market development and improve its marketing management system to maintain a higher production and sales ratio.

4. Strengthening the management of materials purchasing to ensure supply of bulk materials. The Company will bypass the middleman by increasing purchasing through auctions and the Internet. The Group will strengthen its "Five Open Policies" for management and supervision in order to complete and perfect the checks and balances mechanisms for supervision, and to decrease purchasing costs by every possible means.

5. Strengthening funds management to increase the utilization rate through strict control over approval procedures and reduction of non-production expense. The Company will focus on adjustment and restructure of loans to repay loans with higher interest rates.

6. Speeding up technical innovation. The Company will focus on the scientific research and strive to ensure the completion of various innovation programs, such as the EPR and AES products, to increase production scale and quality level of its products.

Proposed Profit Appropriation or Proposed Transfer from Common Reserves to Share Capital

Under PRC accounting standards, the accumulated loss as at December 31, 2002 was RMB3,692 million. The net loss for the year ended December 31, 2002 was RMB1,026 million and the accumulated loss as at January 1, 2002 was RMB2,666 million.

Under IFRS, the accumulated loss as at December 31, 2002 was RM3,555 million. The net loss in 2002 was RMB976 million and the accumulated loss as at January 1, 2002 was RMB2,581 million. As loss was incurred under both accounting standards, the Company does not have profit to declare dividend for the year ended December 31, 2002. Having regard to the Company's financial position in the year of 2002 the Board has resolved not to declare any final dividend for 2002 or to transfer from common reserves to the Company's share capital.

The above proposal will be presented to the Company's shareholders for approval at the 2002 Annual General Meeting to be held on June 24, 2003.

PURCHASE, SALES AND REDEMPTION OF SHARES

For the year ended December 31, 2002, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Shares of the Company.

COMPLIANCE WITH CODE OF BEST PRACTICE

During 2002, to the knowledge of the Board, the Company has complied with the Code of Best Practice which incorporates items set out in Appendix 14 to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

TRUST DEPOSITS OR TRUST LOANS

During 2002, the Company had no trust deposits or trust loans and the Company did not experience any difficulties in making withdrawals from financial institutions.

HOUSING REFORMS

The Company disclosed details of its employee housing reform programme in its 1998 annual report. Since 1998, the Company has incurred a loss of RMB84.09 million due to the reimbursement offered to its employee to purchase staff accommodations. The staff cost associated with the Company's employee housing reform programme will be amortised on a straight-line basis to the profit and loss account over a 20 year period which is the remaining expected average employment period of the relevant employee in accordance with IFRS. Because of recently signed service contracts with the employees, their employment period has been changed to between three to ten years. The remaining average employment period will also be changed to between three to ten years accordingly for the purpose of preparing the financial statements.

From January 1, 1998 to December 31, 2002, the total amount amortised was RMB31.25 million. The amount amortized in the year of 2002 was RMB9.32 million. As at December 31, 2002, the above remaining deferred staff cost was approximately RMB52.84 million. In the opinion of the Board, if the aforesaid deferred staff cost was completely written off in the year 2002, the net assets of the Company as at December 31, 2002 would be reduced by approximately RMB52.84 million. Other than the employees' housing reform programme mentioned above, the Company has not implemented any employees' housing plan.

The detailed annual results of the Company, including all the materials required by paragraphs 45(1)-45(3) of Appendix 16 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"), will be released shortly on the website of Hong Kong Stock Exchange, http://www.hkex.com.hk.

DISCLOSURE OF SIGNIFICANT EVENTS

1.    Material litigation

      The Group was not involved in any material litigation or arbitration during the year ended December 31, 2002.

2.    Merger, acquisition or restructuring

      The Company entered into an equity transfer agreement in August 2002 for the acquisition of the remaining 35% of Jilian (Jilin) Petrochemicals Limited ("Jilian"), its jointly controlled entity, at a consideration of RMB135 million. Upon receiving approval from the relevant state department, the Company completed the acquisition in December 2002, integrated Jilian into the Group's business and applied for revocation of Jilian's business licence.

      Following the acquisition of Jilian, RMB120 million of secured loans granted to Jilian and RMB34 million of bank loans granted to one of the Company's subsidiaries and guaranteed by Jilian were used appropriately by the Company.

3.    Material contracts

      The Group did not enter into any material contracts during 2002.

4. During the period report, the Company did not entrust anybody with cash assets administration, and no such plan in the future.

5.    Related party transactions

      Pursuant to a letter from the Hong Kong Stock Exchange on September 5, 2000, the original waivers on certain connected transactions granted to the Company by the Hong Kong Stock Exchange on May 11, 1995, April 20, 1999 and July 29, 1999 remain valid. The total amount of related party transactions between the Company and JCGC for the year ended December 31, 2002 was approximately RMB1,278.14 million. The total amount of related party transactions between the Company and a subsidiary of CNPC (PetroChina) was approximately RMB13,530.18 million. The fees paid by the Company for welfare and support services rendered by JCGC were based on state-regulated prices, market prices or cost prices as provided for in a service agreement entered into between the Company and JCGC. The fees paid for the other related party transactions between the Company and JCGC were based on normal commercial terms or on terms that were fair and reasonable so far as the shareholders of the Company are concerned. Transactions entered into with subsidiaries of CNPC were based on conditions approved at the extraordinary general meetings held on December 30, 2001. The above-mentioned connected transactions ensure the normal operation of the Company. Details of these connected transactions are set out in the note V to the financial statements prepared under PRC accounting standards.

6. Neither the Company, the board of directors nor any individual director of the Company has experienced any reprimand by the China Securities Regulatory Commission, stock exchanges or any regulatory authority during the year.

7. During the period report, the Company did not enter into any trust arrangement, guarantee or lease with any third party to reduce costs of the Company or of the third parties.

8. No undertaking matters were disclosed in designated newspapers and website by the Company or its shareholder holding more than 5% of the Company's registered share capital.

9.    Auditors

      At the annual general meeting held on June 17, 2002, PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) were reappointed as the Company's international and domestic auditors, respectively, to hold office until the next annual general meeting. In 2002, the Company paid RMB2.7 million in auditing fees to PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Company Limited.

10.   Medical Insurance for Employees

      The Company has paid medical insurance for its employees from welfare expenditure since January 1, 1997 in compliance with the Implementation Rules of Medical Treatment System Reform and Eight Provisions of Administration of JCGC. Such payments have no material adverse impact on the profits of the Company.

11.   Other Events

      According to the Listing Rules of the Shenzhen Stock Exchange, following three consecutive years of financial losses, the Company's A shares are required to be suspended from trading on the Shenzhen Stock Exchange and subject to de-listing procedures. The Company has recorded three consecutive years of financial losses from January 1, 2002 to December 31, 2003. Upon publication of the Company's 2002 financial results on April 25, 2003, the Company's A shares will be suspended from trading. According to the Listing Rules of the Shenzhen Stock Exchange, the Company may apply for resumption of trading of its A shares if it generates financial profits for the period ending the first six months of 2003. However, the Company's A shares will be de-listed if the Company generates financial losses for the year ended December 31, 2003.

CHANGES IN SHARE CAPITAL STRUCTURE

                                                     Unit: '000 shares       Par value: RMB1.00
                                                            Increase/(decrease) during 2002
                                          --------------------------------------------------------------------
                                 As at                          Transferrd                                            As at
                            January 1,      Share                     from  Additional                         December 31,
                                  2002    placing        Bonus     premium       issue      Others    Subtotal         2002
Unlisted shares
1. Promoter shares           2,396,300          --          --          --          --          --          --   2,396,300
     of which:
     State-owned shares             --          --          --          --          --          --          --          --
     Domestic legal
       person                2,396,300          --          --          --          --          --          --   2,396,300
     shares                         --          --          --          --          --          --          --          --
     Foreign legal person           --          --          --          --          --          --          --          --
     shares                         --          --          --          --          --          --          --          --
     Others                         --          --          --          --          --          --          --          --

2. Subscribed legal
     person shares                  --          --          --          --          --          --          --          --

3. Employees' shares

4. Preference shares
     and others of which:
     transferred or
     placed shares
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total unlisted shares        2,396,300          --          --          --          --          --          --   2,396,300
                             =========   =========   =========   =========   =========   =========   =========   =========
Listed shares
1. Domestic listed RMB         200,000          --          --          --          --          --          --     200,000
     ordinary shares
     of which:
     held by senior
     management                  14.20          --          --          --          --        3.55        3.55       10.65

2. Domestic listed foreign
     shares                         --          --          --          --          --          --          --          --

3. Overseas listed foreign     964,778          --          --          --          --          --          --     964,778
     shares

4. Others                           --          --          --          --          --          --          --          --
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total listed shares          1,164,778          --          --          --          --          --          --   1,164,778
                             =========   =========   =========   =========   =========   =========   =========   =========
Total number of shares       3,561,078          --          --          --          --          --          --   3,561,078
                             =========   =========   =========   =========   =========   =========   =========   =========

Introduction of Shareholders

As at December 31, 2002, the Company had a total of 65,565 shareholders, comprising 640 H shareholders, 64,924 A shareholders and one state-owned shareholder.

Substantial Shareholders

As at December 31, 2002, the ten largest shareholders of the Company were as follows:

                                                                         Increase/
                                                          Number of     (decrease)     Percentage
                                                        shares held         amount     of holding
     Name of shareholders                  Class           (shares)       (shares)            (%)
1.   PetroChina Company Limited         A shares      2,396,300,000             --        67.2914
     (holder of state-owned legal
     person shares)*

2.   HKSCC NOMINEES LIMITED             H shares        802,832,699      2,454,000        22.5400

3.   HONG KONG & SHANGHAI               H shares        135,095,300         20,000         3.7900
     BANKING CORPORATION
     (NOMINEES) LIMITED

4.   NORTHWEST SECURITIES
       COMPANY LIMITED                  A shares          3,351,074      3,351,074         0.0501

5.  LIU WU RONG                         A shares          2,575,609      2,575,609         0.0900

6.  ZHANG LI                            A shares          1,600,000      1,600,000         0.0449

7.  WANG YAN E                          A shares          1,596,500      1,596,500         0.0448

8.  QIAO LIANG                          A shares          1,480,000      1,480,000         0.0416

9.  CHENG YU                            A shares          1,200,000      1,200,000         0.0337

10. DAI YU MIAO                         A shares          1,023,300      1,023,300         0.0287

Note: No relationship was found among the ten largest shareholders of the Company.

* The legal representative of PetroChina Company Limited ("PetroChina") is Mr. Ma Fucai. PetroChina was established on November 5, 1999 and has a registered capital of RMB175,824,176,000. The total share capital of PetroChina is 175,824,176,000 shares, of which state-owned shares amounted to 158,241,758,000 shares and foreign invested shares (H shares and ADSs) amounted to 17,582,418,000 shares, accounting for 90% and 10% of the total shares in issue, respectively. PetroChina's principal businesses consist of the exploration and production of crude oil and natural gas, crude oil refining and marketing of refined products, the production and marketing of petrochemcial products and the supply, transmission and marketing of natural gas. No shares of the Company held by PetroChina were pledged during the report period.

China National Petroleum Corporation ("CNPC"), the controlling shareholder of PetroChina, held 90% of the total share capital of PetroChina. CNPC was established in July 1998 with a registered capital of RMB114.9 billion. Mr. Ma Fucai is the legal representative of CNPC. The principal businesses of CNPC consist of the exploration, production, marketing of crude oil and natural gas, the production and sale of petroleum and petrochemical products, the transmission of crude oil and natural gas, the construction of international and domestic petroleum projects, and the import and export of petroleum technology.

There were no shareholders for whom HKSCC Nominees Limited and Hong Kong & Shanghai Banking Corporation (Nominees) Limited act as agents, whose shareholding accounted for more than 10% of the total number of issued shares of the Company.

Shareholding of Directors, Supervisors and Senior Management in the Company during 2002

                                                               Number of       Number of
                                                            shares as at    shares as at
                                                              January 1,        December
Name             Position                     Sex       Age         2002        31, 2002                  Service term
Yu Li            Chairman                     male      44             0               0         2002.6.17 - 2004.2.27
Xu Fengli        Deputy                       male      56             0               0         2001.2.28 - 2004.2.27
                 chairman
Shi Jianxun      Director                     male      58         3,550           3,550         2001.2.28 - 2004.2.27
Zhang Xingfu     Director                     male      50             0               0         2001.2.28 - 2004.2.27
Lan Yunsheng     Director                     male      46             0               0         2001.2.28 - 2004.2.27
Ni Muhua         Director                     male      52         3,550           3,550         2001.2.28 - 2004.2.27
Jiang Jixiang    Director                     male      50             0               0         2001.2.28 - 2004.2.27
Xu Yuanxiang     Director                     male      53             0               0                   Resigned on
                                                                                                     February 28, 2003
Wang Baifeng     Independent director         male      57             0               0         2002.6.28 - 2004.2.27
Lu Yanfeng       Independent director         male      43             0               0         2002.6.28 - 2004.2.27
Rupert Li        Independent director         male      46             0               0         2002.6.28 - 2004.2.27
Zou Haifeng      Chairman of the board        male      57         3,550           3,550         2001.2.28 - 2004.2.27
                   of supervisors
Yang Jigang      Supervisor                   male      40             0               0         2001.2.28 - 2004.2.27
Yan Weidong      Supervisor                   male      56             0               0         2001.2.28 - 2004.2.27
Li Shumin        Supervisor                   male      53             0               0         2001.2.28 - 2004.2.27
Wang Huiqing     Supervisor                   male      46             0               0         2001.2.28 - 2004.2.27
Li Chongjie      Deputy manager               male      40             0               0                            --
Zhang Liyan      Company secretary          female      52             0               0                            --

                                                                                                 On behalf of the Board
                                                                                                         Yu Li
                                                                                                       Chairman

Jilin, PRC
April 24, 2003

FINANCIAL STATEMENTS

A. Prepared in accordance with IFRS

   The Group's and the Company's accounts prepared under IFRS have been audited by PricewaterhouseCoopers.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the Year Ended December 31, 2002
(Amounts in thousands except for per share data)

                                                                             2002              2001
                                                           Notes              RMB               RMB
Turnover                                                       1       13,138,387        12,518,532
Cost of sales                                                         (12,518,955)      (12,541,889)
                                                                      -----------       -----------
Gross profit/(loss)                                                       619,432           (23,357)
Distribution costs                                                        (34,933)          (62,198)
Administrative expenses                                                  (797,434)       (1,216,263)
Shut down of manufacturing assets                              9         (283,418)               --
Other operating expenses                                                   (9,683)           (6,662)
                                                                      -----------       -----------
Operating loss                                                           (506,036)       (1,308,480)
Interest expense                                               3         (474,370)         (598,882)
Interest income                                                             1,364             3,431
Exchange loss                                                             (48,725)          (17,582)
Exchange gain                                                               7,675            67,043
Share of (loss)/profit of jointly controlled entities                      (7,671)           40,595
Share of profit/(loss) of an associated company                               125            (1,259)
                                                                      -----------       -----------
Loss before taxation                                           4       (1,027,638)       (1,815,134)
Taxation                                                       5           (1,116)             (821)
                                                                      -----------       -----------
Loss before minority interests                                         (1,028,754)       (1,815,955)
Minority interests                                                          5,655            (1,414)
                                                                      -----------       -----------
Loss attributable to shareholders                              6       (1,023,099)       (1,817,369)
                                                                      ===========       ===========
Basic and diluted loss per share                               7         (Rmb0.29)        (Rmb 0.51)
                                                                      ===========       ===========
Dividend                                                       8               --                --
                                                                      ===========       ===========

1.    TURNOVER

      Turnover represents revenues from the sale of petroleum, petrochemical and chemical products.

2.    EMPLOYEE COMPENSATION COSTS

                                                     2002             2001
                                                      RMB              RMB

      Wages and salaries                          344,130          279,380
      Retirement benefit cost                      84,150          107,740
      Staff welfare                                89,080           62,440
                                                  -------          -------
                                                  517,360          449,560
                                                  =======          =======

      The Group participates in the retirement benefit plan organised by the provincial government under which it is required to make monthly contributions to the plan at 25% of the base salary as set by the government for the relevant periods. The Group currently has no additional costs for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above.

3.    INTEREST EXPENSE

                                                        2002           2001
                                                         RMB            RMB

      Interest on
        Bank loans
          - wholly repayable within five years        30,320        102,377
          - not wholly repayable within five years    34,708         23,955

        Other loans
          - wholly repayable within five years       440,974        454,547
          - not wholly repayable within five years    18,390         52,743
      Less: Amounts capitalised                      (50,022)       (34,740)
                                                    --------       --------
                                                     474,370        598,882
                                                    ========       ========

      Amounts capitalised are borrowing costs related to funds borrowed specifically for the purpose of constructing qualifying assets. Interest rates on such capitalised borrowings ranged from 5.50% to 5.86% (2001: 5.50% to 6.03%).

4.    LOSS BEFORE TAXATION

                                                                                                    2002              2001
                                                                                                     RMB               RMB
      Loss before taxation is arrived at after crediting and charging the following items:

      Crediting
        Government grants and subsidies                                                               --            (2,175)

      Charging
        Amortisation of intangible assets (included in "administrative expenses")                 79,980            79,307
        Auditors' remuneration                                                                     3,000             2,700
        Cost of inventories (approximates cost of sales) recognised as expense                12,518,955        12,541,889
        Depreciation on property, plant and equipment                                          1,028,542           887,488
        Writedown of carrying value of property, plant and equipment
          (included in "administrative expenses")                                                323,844                --
        Employee compensation costs (including directors'
          and supervisors' emoluments)                                                           517,360           449,560
        Shut down of manufacturing assets                                                        283,418                --
        (Profit)/loss on disposal of property, plant and equipment                                (3,876)              168
        Operating lease rentals on land and buildings                                              9,453                --
        Operating lease rentals on plant and machinery                                                --               459
        Provision for impairment of receivables (included in "administrative expenses")               --           599,609
        Provision for impairment of prepaid expenses and other current assets
          (included in "administrative expenses")                                                 51,484                --
        Provision for diminution in value of inventories and inventory writedowns                139,985           171,174
        Repair and maintenance                                                                   560,010           251,382
        Research and development expenditure                                                       3,927            11,590
                                                                                             ===========       ===========

5.    TAXATION

                                                                                                    2002             2001
                                                                                                     RMB              RMB
      PRC income tax                                                                                 352              812
      Share of tax of jointly controlled entities                                                    764                9
                                                                                             -----------      -----------
                                                                                                   1,116              821
                                                                                             ===========      ===========

In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is 33% (2001: 33%). Certain subsidiaries and jointly controlled entities are Sino-foreign joint ventures and are entitled to certain tax concessions available to foreign investment production enterprises operating in the PRC. These tax concessions include a five-year tax holiday under which these enterprises are exempt from income tax for the first two years commencing from the first profitable year of operation followed by a 50% reduction in the income tax rate for three years thereafter.

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                                                                    2002             2001
                                                                                                     RMB              RMB

      Loss before taxation                                                                    (1,027,638)      (1,815,134)
                                                                                             -----------      -----------
      Tax calculated at a rate of 33%                                                           (339,121)        (598,994)
      Unrecognised deferred tax assets                                                           345,141          597,881
      Other (Note b)                                                                              (4,904)           1,934
                                                                                             -----------      -----------

      Tax expense                                                                                  1,116              821
                                                                                             ===========      ===========

      (a) Subsidiaries and jointly controlled entities entitling to tax concessions referred to above made losses during the year, therefore there is no reconciling item in this regard.

      (b) Other primarily represents the deferred tax effect on the difference between the asset base under IFRS and their tax base.

6.    LOSS ATTRIBUTABLE TO SHAREHOLDERS

      The loss attributable to shareholders is dealt with in the financial statements of the Company to the extent of Rmb 976,198 (2001: Rmb 1,824,978) for the year ended December 31, 2002.

7.    BASIC AND DILUTED LOSS PER SHARE

      Basic and diluted loss per share for the year ended December 31, 2002 have been computed by dividing net loss for the year by the weighted average number of 3,561,078,000 (2001: 3,561,078,000) shares issued and outstanding for the year.

      There are no dilutive potential ordinary shares.

8.    DIVIDEND

      No dividend was declared in respect of 2001 and 2002.

9.    SHUT DOWN OF MANUFACTURING ASSETS

      During the year ended December 31, 2002, the Group recorded direct charges totalling RMB283,418 representing property, plant and equipment permanently withdrawn from use as a result of management decisions to shut down certain less efficient manufacturing facilities. The cost to dismantle or to remove related shut-down facilities were minimal and have been included in the profit and loss account.

10.   SEGMENT INFORMATION

      (a)   Primary reporting format - business segments

            The Group is principally engaged in the following four business segments in the PRC, petroleum products, petrochemical and organic chemical products, chemical fertilisers and inorganic chemicals, and synthetic rubber products.

            (i) The petroleum products segment is engaged in the production of gasoline, diesel oil, solvent oil and other by-products such as lubricants. While certain of the products produced by the Group are used as raw materials in the production of petrochemicals, a major portion is sold to outside customers.

            (ii) The petrochemical and organic chemical products segment primarily produces ethanol, acetic acid and acetic anhydride.

            (iii) The chemical fertilisers and inorganic chemicals segment principally produces ammonium nitrate, urea, ammonium chloride, sulphuric acid and slag.

            (iv) The synthetic rubber products segment primarily produces styrene-butadiene-rubber.

            In addition to these four major business segments, the other products and services segment includes utilities, maintenance and other related services.

            Operating segment information for the years ended December 31, 2001 and 2002 is presented below.

                                                                            Chemical
                                                                         fertilisers                      Other
                                                          Petrochemical          and     Synthetic     products
                                                Petroleum   and organic    inorganic        rubber          and
Year ended December 31, 2002                     products     chemicals     products      products     services         Total
                                                      RMB           RMB          RMB           RMB          RMB           RMB
Profit and loss

Sales (including intersegment)                  7,971,951     6,180,161      123,325       782,559    1,559,678    16,617,674
Less: Intersegment sales                       (2,805,763)     (430,086)          --            --     (243,438)   (3,479,287)
                                              -----------   -----------  -----------   -----------  -----------   -----------
Total sales to external customers               5,166,188     5,750,075      123,325       782,559    1,316,240    13,138,387
                                              ===========   ===========  ===========   ===========  ===========   ===========

Segment results                                  (210,741)     (156,705)    (153,268)      119,724     (105,046)     (506,036)
Finance costs - net                                                                                                  (514,056)
Share of loss of jointly controlled entities           --        (7,671)          --            --           --        (7,671)
Share of profit of an associated company               --            --           --            --          125           125
                                                                                                                  -----------

Loss before taxation                                                                                               (1,027,638)
Taxation                                                                                                               (1,116)
Minority interests                                                                                                      5,655
                                                                                                                   ----------

Net loss                                                                                                           (1,023,099)
                                                                                                                   ==========

Shut down of manufacturing assets                160,617        43,241        51,972            --       27,588       283,418
Writedown of carrying value of property,
  plant and equipment                             60,749       203,651        26,412         5,797       27,235       323,844
Depreciation and amortisation                    438,367       481,247        16,853        55,867      116,188     1,108,522

Assets and liabilities

Segment assets                                 2,652,543     8,160,438     1,057,622       616,960    1,114,611    13,602,174
Interests in jointly controlled entities              --        44,058            --            --           --        44,058
Investment in an associated company                   --            --            --            --       18,909        18,909
                                                                                                                   ----------
Total assets                                   2,652,543     8,204,496     1,057,622       616,960    1,133,520    13,665,141

Segment liabilities                              303,790     1,445,169       274,780        57,613      104,896     2,186,248
Borrowings                                                                                                          9,363,490
                                                                                                                   ----------

Total liabilities                                                                                                  11,549,738
                                                                                                                   ==========

Segment capital expenditure                       35,146       226,491       733,064        11,171       77,366     1,083,238

                                                                            Chemical
                                                                         fertilisers                    Other
                                                          Petrochemical          and    Synthetic    products
                                                Petroleum   and organic    inorganic       rubber         and
Year ended December 31, 2002                     products     chemicals     products     products    services         Total
                                                      RMB           RMB          RMB          RMB         RMB           RMB
Profit and loss

Sales (including intersegment)                  6,141,415     6,894,381       107,090      781,690   2,184,195    16,108,771
Less: Intersegment sales                         (933,462)   (1,507,901)           --           --  (1,148,876)   (3,590,239)
                                              -----------   -----------  -----------   ----------- -----------   -----------
Total sales to external customers               5,207,953     5,386,480       107,090      781,690   1,035,319    12,518,532
                                              ===========   ===========   ===========  =========== ===========   ===========
Segment results                                  (361,866)     (719,848)     (124,881)     (21,722)    (80,163)   (1,308,480)
Finance costs - net                                                                                                 (545,990)
Share of profit of jointly controlled entities         --        40,595            --           --          --        40,595
Share of loss of an associated company                 --            --            --           --      (1,259)       (1,259)
                                                                                                                  ----------
Loss before taxation                                                                                              (1,815,134)
Taxation                                                                                                                (821)
Minority interests                                                                                                    (1,414)
                                                                                                                  ----------
Net loss                                                                                                          (1,817,369)
                                                                                                                  ==========
Depreciation and amortisation                     297,174       423,829         3,907      164,451      77,434       966,795
Assets and liabilities
Segment assets                                  2,969,199     7,653,882     1,290,935      283,364   1,331,175    13,528,555
Interests in jointly controlled entities               --       282,499            --           --          --       282,499
Investment in an associated company                    --            --            --           --      18,784        18,784
                                                                                                                  ----------
Total assets                                    2,969,199     7,936,381     1,290,935      283,364   1,349,959    13,829,838
                                                                                                                  ==========
Segment liabilities                               156,502       744,500       141,557       29,680      81,738     1,153,977
Borrowings                                                                                                         9,527,048
                                                                                                                  ----------
Total liabilities                                                                                                 10,681,025
                                                                                                                  ==========
Segment capital expenditure                        27,931       185,989       582,576        8,878      61,484       866,858

            (b)   Secondary reporting format - geographical segments

                  All assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

B.    Prepared in accordance with PRC accounting standards

      The Company's and the Group's accounts prepared under PRC GAAP have been audited by Mr. Zhou Zhong Hui and Mr. Li Dan of PricewaterhouseCoopers Zhong Tian CPAs Ltd. and an audited report with an unqualified audit opinion was issued on April 24, 2003.

      BALANCE SHEETS AS AT DECEMBER 31, 2002

                                                                                                      In Rmb Yuan

                                            December 31,       December 31,       December 31,       December 31,
                                                    2002               2001               2002               2001
ASSETS                                             Group              Group            Company            Company

CURRENT ASSETS
  Cash and bank                               32,804,641         36,917,002         29,575,296         25,161,349
  Short-term investments
  Notes receivable                             6,355,009         45,708,324          6,355,009         25,867,970
  Dividend receivable                                 --          1,860,000                 --         21,600,295
  Interest receivable
  Accounts receivable                        678,569,672        735,406,409        703,699,081        726,747,085
  Other receivables                           53,421,209        289,037,977         34,320,967        261,771,043
  Advances to suppliers                      181,636,501        208,534,117        181,392,379        208,032,155
  Subsidy receivable
  Inventories                              1,394,227,961      1,179,815,974      1,385,901,762      1,169,364,322
  Prepaid expenses
  Long-term bond investments maturing
    within one year
  Other current assets                        17,392,209         62,724,200         16,749,750         62,453,195
                                         ---------------    ---------------    ---------------    ---------------
Total current assets                       2,364,407,202      2,560,004,003      2,357,994,244      2,500,997,414
                                         ---------------    ---------------    ---------------    ---------------
LONG-TERM INVESTMENTS
  Long-term equity investments                62,967,330        301,283,112        173,718,909        439,521,264
  Long-term bond investments
                                         ---------------    ---------------    ---------------    ---------------
Total long-term investments                   62,967,330        301,283,112        173,718,909        439,521,264
  Including: Consolidation difference
                                         ---------------    ---------------    ---------------    ---------------
FIXED ASSETS
  Fixed assets-cost                       14,256,524,163     13,032,296,702     13,888,213,906     12,676,954,991
  Less: Accumulated depreciation          (5,044,779,819)    (3,981,761,970)    (4,907,349,217)    (3,863,825,506)
  Fixed assets-net book value              9,211,744,344      9,050,534,732      8,980,864,689      8,813,129,485
  Less: Impairment of fixed assets          (323,843,932)                --       (309,861,188)                --
  Fixed assets-net book amount             8,887,900,412      9,050,534,732      8,671,003,501      8,813,129,485
  Construction materials                       4,525,097          6,835,620          4,525,097          6,835,620
  Construction in progress                 1,590,672,260      1,177,442,908      1,590,672,260      1,177,442,908
  Fixed assets pending disposal
Total fixed assets                        10,483,097,769     10,234,813,260     10,266,200,858      9,997,408,013
                                         ---------------    ---------------    ---------------    ---------------
INTANGIBLE AND OTHER ASSETS
  Intangible assets                        1,303,212,386      1,336,274,160      1,302,048,855      1,335,026,340
  Long-term deferred expenses                122,546,224         99,576,935        122,546,224         99,576,935
  Other long-term assets
Total intangible and other assets          1,425,758,610      1,435,851,095      1,424,595,079      1,434,603,275
                                         ---------------    ---------------    ---------------    ---------------

DEFERRED TAXES
  Deferred tax assets
                                         ---------------    ---------------    ---------------    ---------------
TOTAL ASSETS                              14,336,230,911     14,531,951,470     14,222,509,090     14,372,529,966
                                         ===============    ===============    ===============    ===============

                                                                                                      In Rmb Yuan

                                            December 31,       December 31,       December 31,       December 31,
LIABILITIES AND                                     2002               2001               2002               2001
SHAREHOLDERS' EQUITY                               Group              Group            Company            Company
CURRENT LIABILITIES
  Short-term loans                         3,876,460,000      3,138,600,000      3,792,860,000      3,020,000,000
  Notes payable
  Accounts payable                         1,424,133,274        654,014,009      1,422,262,548        641,650,966
  Advances from customers                    257,236,354        195,071,689        246,439,988        179,511,613
  Salaries payable                            73,643,339         16,284,259         64,289,563         15,070,000
  Welfare payable                             21,767,283         13,741,464         15,227,441         11,236,585
  Dividend payable                                    --          1,150,198                 --                 --
  Taxes payable                              (86,116,348)       (62,643,930)       (86,999,589)       (63,579,546)
  Other levies payable
  Other payables                             365,354,975        164,960,426        396,753,167        200,012,198
  Accrued expenses                            28,397,947         97,813,982         28,397,947         97,813,982
  Provisions
  Long-term liabilities due within
    one year                               1,660,224,778        402,884,868      1,660,224,778        402,884,868
  Other current liabilities
                                         ---------------    ---------------    ---------------    ---------------
Total current liabilities                  7,621,101,602      4,621,876,965      7,539,455,843      4,504,600,666
                                         ---------------    ---------------    ---------------    ---------------
LONG-TERM LIABILITIES
  Long-term loans                          2,935,908,319      4,836,973,714      2,935,908,319      4,836,973,714
  Debentures payable
  Payables due after one year
  Special project payables
  Other long-term liabilities                890,896,547      1,148,589,531        890,896,547      1,148,589,531
Total long-term liabilities                3,826,804,866      5,985,563,245      3,826,804,866      5,985,563,245
                                         ---------------    ---------------    ---------------    ---------------
DEFERRED TAXES
  Deferred tax liabilities

TOTAL LIABILITIES                         11,447,906,468     10,607,440,210     11,366,260,709     10,490,163,911
                                         ---------------    ---------------    ---------------    ---------------
MINORITY INTERESTS                            32,455,217         42,766,634                 --                 --
                                         ---------------    ---------------    ---------------    ---------------
SHAREHOLDERS' EQUITY
  Share capital                            3,561,078,000      3,561,078,000      3,561,078,000      3,561,078,000
  Capital surplus                          2,293,618,886      2,293,618,886      2,293,618,886      2,293,618,886
  Statutory common reserve fund              701,442,717        701,064,536        693,730,248        693,730,248
  Including: Statutory common
    welfare fund                             126,834,279        126,834,279        125,287,623        125,287,623
  Accumulated losses                      (3,700,270,377)    (2,674,016,796)    (3,692,178,753)    (2,666,061,079)
  Foreign exchange difference
   reserve
Total shareholders' equity                 2,855,869,226      3,881,744,626      2,856,248,381      3,882,366,055
                                         ---------------    ---------------    ---------------    ---------------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                    14,336,230,911     14,531,951,470     14,222,509,090     14,372,529,966
                                         ===============    ===============    ===============    ===============

PROFIT AND LOSS ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                                                      In Rmb Yuan

                                                    2002               2001               2002               2001
Items                                              Group              Group            Company            Company
1. SALES REVENUE                          12,319,139,488     11,914,082,480     12,221,905,890     11,825,250,060
   Less:  Cost of sales                  (11,074,404,199)   (11,191,603,870)   (10,999,275,434)   (11,151,434,697)
          Sales tax and other levies        (479,813,089)      (439,901,437)      (479,813,089)      (439,901,437)
                                         ---------------    ---------------    ---------------    ---------------

2. GROSS PROFIT ON SALES                     764,922,200        282,577,173        742,817,367        233,913,926
   Add:   Other operating profit/(loss)        3,252,925        (46,807,586)        13,916,856        (39,110,500)
   Less:  Selling expenses                   (34,932,224)       (62,197,882)       (32,242,641)       (58,372,043)
          General and administrative
            expenses                        (587,427,232)    (1,435,766,454)      (569,738,533)    (1,416,840,761)
          Financial expenses, net           (514,647,486)      (545,469,215)      (506,707,642)      (535,757,343)
                                         ---------------    ---------------    ---------------    ---------------

3. OPERATING LOSS                           (368,831,817)    (1,807,663,964)      (351,954,593)    (1,816,166,721)
   Add:   Investment income/(loss)            (8,308,243)        39,326,864        (34,234,815)        43,234,942
          Subsidy income                              --          2,174,512                 --          2,174,512
          Non-operating income                 7,721,827         22,958,532          7,101,470         22,950,667
   Less:  Non-operating expenses            (661,617,796)       (54,197,030)      (647,029,736)       (53,779,731)
                                         ---------------    ---------------    ---------------    ---------------

4. TOTAL LOSS                             (1,031,036,029)    (1,797,401,086)    (1,026,117,674)    (1,801,586,331)
   Less:  Income tax                            (351,996)        (4,206,747)                --         (3,394,265)
          Minority interests                   5,655,464         (1,413,724)                --                 --
                                         ---------------    ---------------    ---------------    ---------------

5. NET LOSS                               (1,025,732,561)    (1,803,021,557)    (1,026,117,674)    (1,804,980,596)
                                         ===============    ===============    ===============    ===============

Supplementary Information

                                                             2002                                  2001
                                                   Group            Company              Group            Company
1. Income from sale and disposal of
    departments or investees                          --                 --                 --                 --
2. Loss from natural catastrophe                      --                 --                 --                 --
3. Increase in total profit
     resulting from change
     in accounting policies                           --                 --                 --                 --
4. Increase in total profit
     resulting from change
     in accounting estimates                          --                 --                 --                 --
5. Loss from debt restructuring                       --                 --                 --                 --
6. Other                                              --                 --                 --                 --
                                         ===============    ===============    ===============    ===============

PROFIT APPROPRIATION STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                                                      In Rmb Yuan

                                                    2002               2001               2002               2001
Items                                              Group              Group            Company            Company
1. NET LOSS                               (1,025,732,561)    (1,803,021,557)    (1,026,117,674)    (1,804,980,596)
   Add:   Accumulated losses at the
            beginning of the year         (2,674,016,796)      (864,213,661)    (2,666,061,079)      (861,080,483)
          Transfer from other sources
                                         ---------------    ---------------    ---------------    ---------------

2. ACCUMULATED LOSSES                     (3,699,749,357)    (2,667,235,218)    (3,692,178,753)    (2,666,061,079)
   Less:  Transfer to statutory common
            reserve fund                        (378,181)        (4,822,537)                --                 --
          Transfer to statutory common
            welfare fund
          Transfer to staff and workers'
            bonus and welfare fund              (142,839)        (1,959,041)                --                 --
                                         ---------------    ---------------    ---------------    ---------------

3. ACCUMULATED LOSSES                     (3,700,270,377)    (2,674,016,796)    (3,692,178,753)    (2,666,061,079)
   Less:  Dividend for preference stocks
          Transfer to discretionary
            common reserve fund
          Dividend for common stocks
          Dividend for common stocks
            transferred to capital
                                         ---------------    ---------------    ---------------    ---------------
4. ACCUMULATED LOSSES AT
   THE END OF THE YEAR                    (3,700,270,377)    (2,674,016,796)    (3,692,178,753)    (2,666,061,079)
                                         ===============    ===============    ===============    ===============

CASH FLOW STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                                              In Rmb Yuan

Items                                                                           Group             Company
1. Cash flows from operating activities
   Cash received from sale of goods or rendering of services           16,476,646,108      16,267,033,425
   Refund of tax
   Cash received relating to other operating activities                     1,364,376           1,344,533
                                                                      ---------------     ---------------

   Sub-total of cash inflows                                           16,478,010,484      16,268,377,958
                                                                      ---------------     ---------------

   Cash paid for goods and services                                   (12,868,905,297)    (12,809,493,787)
   Cash paid to and on behalf of employees                               (379,834,895)       (329,122,820)
   Payment of all types of taxes                                       (1,033,985,878)     (1,014,069,353)
   Cash paid relating to other operating activities                      (335,338,047)       (326,146,035)
                                                                      ---------------     ---------------

   Sub-total of cash outflows                                         (14,618,064,117)    (14,478,831,995)
                                                                      ---------------     ---------------

   Net cash flows from operating activities                             1,859,946,367       1,789,545,963
                                                                      ---------------     ---------------

2. Cash flows from investing activities
   Cash received from sale of investments
   Cash received from return of investments                                 1,860,000          21,600,295
   Net cash received from disposal of fixed assets                          7,141,127           7,141,127
   Cash received relating to other investing activities
                                                                      ---------------     ---------------

   Sub-total of cash inflows                                                9,001,127          28,741,422
                                                                      ---------------     ---------------
   Cash paid to acquire fixed assets, intangible assets
     and other long-term assets                                          (799,267,492)       (784,457,262)
   Cash paid to acquire investments                                       (73,086,014)        (73,086,014)
   Cash paid relating to other investing activities
                                                                      ---------------     ---------------

   Sub-total of cash outflows                                            (872,353,506)       (857,543,276)
                                                                      ---------------     ---------------

   Net cash flows from investing activities                              (863,352,379)       (828,801,854)
                                                                      ---------------     ---------------

3. Cash flows from financing activities
   Proceeds from issuing shares
   Including: Cash received from minority shareholders
   Proceeds from borrowings                                             4,867,374,651       4,783,774,651
   Proceeds relating to other financing activities
                                                                      ---------------     ---------------

   Sub-total of cash inflows                                            4,867,374,651       4,783,774,651
                                                                      ---------------     ---------------

   Cash repayment of borrowings                                        (5,335,404,588)     (5,216,804,588)
   Cash payment for interest expense and distribution of dividends       (532,676,412)       (523,300,225)
   Including: Dividends paid to minority shareholders                      (1,732,787)                 --
   Cash paid relating to other financing activities
   Including: Cash paid to minority shareholders due to
     reduction of capital of subsidiaries
                                                                      ---------------     ---------------

   Sub-total of cash outflows                                          (5,868,081,000)     (5,740,104,813)
                                                                      ---------------     ---------------

   Net cash flows from financing activities                            (1,000,706,349)       (956,330,162)
                                                                      ---------------     ---------------
4. Effect of foreign exchange rate changes on cash

5. Net (decrease)/increase in cash and cash equivalents                    (4,112,361)          4,413,947
                                                                      ===============     ===============

Supplementary Information                                                                In Rmb Yuan

Items                                                                       Group            Company

1. Reconciliation of net loss to cash flows from
     operating activities
   Net loss                                                        (1,025,732,561)    (1,026,117,674)
   Add: Minority interests                                             (5,655,464)                --
        Provision for impairment of assets                            384,028,412        370,045,668
        Depreciation of fixed assets                                  753,954,097        733,162,986
        Amortisation of intangible assets                              93,201,856         93,117,567
        Amortisation of long-term deferred expenses                   116,302,776        116,302,776
        Decrease in prepaid expenses                                    2,208,228          2,579,682
        Increase in accrued expenses
        Gain on disposal of fixed assets                               (7,141,127)        (7,141,127)
        Loss on scrapping of fixed assets                             286,682,529        286,137,818
        Financial expenses                                            474,370,460        466,727,060
        Investment loss                                                 8,308,243         34,234,815
        Deferred tax debit
        Increase in inventories                                       (65,852,850)       (67,978,303)
        Decrease in operating receivables                             341,719,032        284,686,963
        Increase in operating payables                                503,552,736        503,787,732
                                                                   --------------     --------------

   Net cash flows from operating activities                         1,859,946,367      1,789,545,963
                                                                   --------------     --------------

2. Investing and financing activities that do not involve cash receipts and payments
   Investments in the form of fixed assets
   Convertible bonds maturing within one year
   Finance lease of fixed assets

3. Net (decrease)/increases in cash and cash equivalents
   Cash at end of the year                                             32,804,641         29,575,296
   Less: Cash at beginning of the year                                (36,917,002)       (25,161,349)
   Cash equivalents at end of the year
   Less: Cash equivalents at beginning of the year
                                                                   --------------     --------------

   Net (decrease)/increases in cash and cash equivalents               (4,112,361)         4,413,947
                                                                   ==============     ==============

Supplementary Information

Assets impairment provision as at December 31, 2002

                                                                      Appendix I

                                             As at January 1, 2002     Transfer from Jilian     Current year addition

Items                                             Group      Company       Group     Company        Group      Company
1. Bad debt provision                       863,843,540  863,839,983  26,125,819  26,125,819   51,483,723   51,483,723
   Including: Accounts receivable           840,378,422  840,374,865  24,836,343  24,836,343           --           --
              Other receivables              23,465,118   23,465,118   1,289,476   1,289,476   51,483,723   51,483,723

2. Provision for short-term investments
   Including: Equity investments
              Bond investments

3. Inventory provision                      236,631,105  236,631,105   7,960,842   7,960,842    8,700,757    8,700,757
   Including: Raw materials                  35,691,091   35,691,091   4,645,832   4,645,832    6,333,244    6,333,244
              Work in progress               24,439,710   24,439,710          --          --           --           --
              Finished goods                 21,833,438   21,833,438   3,315,010   3,315,010    2,367,513    2,367,513
              Spare parts                   154,666,866  154,666,866          --          --           --           --

4. Provision for long-term investments
   Including: Long-term equity investments
              Long-term bond investments

5. Impairment provision for fixed assets             --           --          --          --  323,843,932  309,861,188
   Including: Buildings                              --           --          --          --   58,153,374   57,553,374
              Machinery                              --           --          --          --  208,243,922  206,691,178
              Equipment                              --           --          --          --   52,908,460   44,378,460
              Motor Vehicles                         --           --          --          --    4,538,176    1,238,176


                                            Current year write-off      As at December 31, 2002

Items                                             Group       Company         Group      Company
1. Bad debt provision                                --            --   941,453,082  941,449,525
   Including: Accounts receivable                    --            --   865,214,765  865,211,208
              Other receivables                      --            --    76,238,317   76,238,317

2. Provision for short-term investments
   Including: Equity investments
              Bond investments

3. Inventory provision                      (74,529,144)  (74,529,144)  178,763,560  178,763,560
   Including: Raw materials                          --            --    46,670,167   46,670,167
              Work in progress              (16,079,006)  (16,079,006)    8,360,704    8,360,704
              Finished goods                         --            --    27,515,961   27,515,961
              Spare parts                   (58,450,138)  (58,450,138)   96,216,728   96,216,728

4. Provision for long-term investments
   Including: Long-term equity investments
              Long-term bond investments

5. Impairment provision for fixed assets             --            --   323,843,932  309,861,188
   Including: Buildings                              --            --    58,153,374   57,553,374
              Machinery                              --            --   208,243,922  206,691,178
              Equipment                              --            --    52,908,460   44,378,460
              Motor Vehicles                         --            --     4,538,176    1,238,176

6. Impairment provision for intangible
     assets

   Including: Technical know-how Patent

7. Impairment provision for construction in progress

8. Provision for trust loan

Related party balances

                                                                    December 31, 2002   December 31, 2001
Accounts receivable from
  - PetroChina Group Companies                                          242,923,710         184,290,549
  - JCGC Group Companies                                                346,502,613         376,414,732
  - Lianli                                                               24,131,819                  --

Accounts receivable due from related parties are for goods sold

Other receivables from
  - PetroChina Group Companies                                                   --          40,234,452
  - JCGC Group Companies                                                  8,320,638          58,523,690
  - Jilian                                                                       --          50,611,278

Other receivables due from related parties are mainly for expenses paid on their behalf

Advances to suppliers to
  - JCGC Group Companies                                                  2,772,794         104,521,354

The balance mainly represents advance payments for import of machinery through JCGC

Accounts payable to
  - CNPC Group Companies                                                 (1,526,853)         (3,302,453)
  - PetroChina Group Companies                                          (58,086,005)                 --
  - JCGC Group Companies                                               (121,904,421)        (54,108,024)

Advances from customers from
  - JCGC Group Companies                                                 (5,382,817)         (1,143,965)

Other payables to
  - JCGC Group Companies                                               (182,970,214)        (30,613,978)

Short-term loans from
  - CP Finance                                                       (3,577,860,000)     (3,020,000,000)

Long-term loans from
  - CP Finance                                                       (2,932,700,000)     (3,750,800,000)

Other long-term liabilities from
  - JCGC Group Companies                                             (1,185,891,420)     (1,366,142,531)

The consolidated financial statements prepared in accordance with PRC GAAP and the consolidated financial statements prepared in accordance with IFRS differ in certain respects. Such differences involve methods for measuring the amounts shown in the consolidated financial statements as well as disclosures.

Effect on net loss of significant differences between PRC GAAP and IFRS is summarised below:


                                                          2002            2001
                                                           RMB             RMB

Net loss as reported under PRC GAAP                 (1,025,733)     (1,803,022)
Adjustments to conform with IFRS:
- Depreciation expense due to revaluation of
  fixed assets at February 28, 1995                     (1,452)         (1,452)
- Additional loss on write-off of fixed assets          (1,683)             --
- Depreciation expense on fixed assets due to
  difference in exchange gains capitalised              (7,311)         (7,311)
- Interest expense capitalised in construction in
  progress                                                  --         (17,917)
- Interest income from share proceeds                       --            (520)
- Appropriation to staff bonus and welfare fund           (142)         (1,959)
- Amortisation of housing subsidy cost                  (9,319)         (9,319)
- Reversal of amortisation of land use rights           22,541          20,739
- Tax adjustment                                            --           3,392
                                                    ----------      ----------
Net loss as reported under IFRS                     (1,023,099)     (1,817,369)
                                                    ==========      ==========

Effect on shareholders' equity of significant differences between PRC GAAP and IFRS is summarised below:

                                                            At December 31,

                                                          2002            2001
                                                           RMB             RMB

Shareholders' equity as reported under PRC GAAP      2,855,869       3,881,744
Adjustments to conform with IFRS:
- Surplus on revaluation of fixed assets at
  February 28, 1995                                     29,033          29,033
- Deferred tax effect on revaluation surplus on
  revaluation of fixed assets at February 28, 1995      (9,580)         (9,580)
- Depreciation expense due to revaluation of
  fixed assets at February 28, 1995                    (11,373)         (9,921)
- Difference in loss on write-off of fixed assets
  due to revaluation at February 28, 1995               (6,309)         (4,626)
- Exchange gains in respect of funds borrowed for
  fixed assets                                         112,471         112,471
- Depreciation expense on fixed assets due to
  difference in exchange gains capitalised             (42,384)        (35,073)
- Housing subsidy cost                                  52,840          62,159
- Deferred tax effect on housing subsidy cost          (23,587)        (23,587)
- Adjustment of land use rights at January 1, 2001    (907,200)       (929,741)
- Tax adjustment                                        33,167          33,167
                                                    ----------      ----------
Shareholders' equity as reported under IFRS          2,082,947       3,106,046
                                                    ==========      ==========

                     NOTICE FOR 2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting of Jilin Chemical Industrial Company Limited ("the Company") will be held at 9:00 a.m. on June 24, 2003, at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the PRC to consider and, if thought fit, approve the following resolutions:

1. To consider and approve the 2002 report of the board of directors of the Company;

2. To consider and approve the 2002 report of the board of supervisors of the Company;

3. To consider and approve the 2002 audited financial statements of the Company;

4. To consider and approve the proposed profit distribution plan for 2002 of the Company;

5. To consider and approve the remuneration of the directors and the supervisors for 2003;

6. To consider and approve the re-appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors, respectively, to hold offices until the conclusion of the 2003 Annual General Meeting, and to authorize the directors of the Company to determine their remuneration;

7.    To elect Wang Peirong as independent director of the Company;

8. To consider the suspension and possible de-listing of the Company's A shares pursuant to the Listing Rules of the Shenzhen Stock Exchange and to authorize the directors of the Company to take such actions as is necessary and in compliance with such Listing Rules, including without limitation, appointing a qualified securities firm to advise on the possible de-listing and possible subsequent measures and to appoint China Registrars and Clearing Limited to act as clearing house for transfer of the Company's A shares.

9. To consider and approve amendment the Articles of Association of the Company.

                                                           By Order of the Board
                                                                 Zhang Liyan
                                                             Company Secretary

Jilin, PRC
April 24, 2003

Notes:

(A) Holders of the Company's shares whose names appear on the register of members of the Company at the close of business on May 23, 2003 are entitled to attend the Annual General Meeting with their passports or other identity papers.

(B) The register of members of the Company will close from May 26, to June 24, 2003 (both days inclusive), during which time no share transfer will be effected.

(C) Each shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies, whether they are members or not, to attend and vote on his behalf at the Annual General Meeting.

(D) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(E) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, and the form of proxy must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

(F) Shareholders intending to attend the Annual General Meeting should return the accompanying reply slip to the Secretary's Office to the Company before June 3, 2003 personally or by mail, cable or facsimile.

(G) The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting will be responsible for their own transportation and accommodation expenses.

(H)   The details of the Secretary's Office of the Company are as follows:

      No. 9 Longtan street
      Longtan District
      Jilin City
      Jilin Province
      PRC
      Postal code: 132021
      Tel: (86432) 3903651
      Fax: (86432) 3028126

(I) Pursuant to Governance Rules of Listed Company and the Standard Opinion In respect of the General Meeting of Listed Companies and Guided Opinion Regarding Establishment of Independent Director System in Listed Companies promulgated and implemented by the China Securities Regulatory Commission, the Company intends to make the following amendments to the Articles of Association, of which 26 are newly added articles and 10 are amended articles.

      I.    Newly added articles:

            1. New Article 59 Annual general meeting or any general meeting convened upon the request of shareholders, or supervisory committee shall not adopt resolutions by way of circulating written resolutions. Extraordinary general meeting may not adopt resolutions by way of circulating written resolutions when considering and approving the following matters:

                  (1) Increase or reduction of registered capital of the Company;

                  (2)   Issuance of the Company's debenture;

                  (3) Division, merger, dissolution and liquidation of the Company;

                  (4)   Amendment to the Articles of Association of the Company;

                  (5)   Profit distribution plan and loss compensation plan;

                  (6)   Appointment and removal of directors and supervisors;

                  (7)   Change on the use of proceeds;

                  (8) Connected transaction which is subject to approval by shareholders at general meeting;

                  (9) Acquisition or disposal of asset which is subject to approval by shareholders at general meeting;

                  (10)  Change of accountants' firm.

            2. New Article 62 With respect to tentative motions of annual general meeting, the board of directors shall review the aforesaid motions according to the following principles:

                  (1)   Related party matters

                        The board of directors shall review any tentative motions proposed by shareholders. The resolutions which are directly related to the Company and do not contravene the laws, regulations nor exceed the scope of functions of general meetings as required by the Articles of Association of the Company shall be proposed at general meetings for discussion. The motions which do not comply with the aforesaid requirements shall not be proposed at general meetings for discussion. In the event that the board of directors determines not to take any motions proposed by shareholders to general meetings for voting, the board of directors shall explain and state the reasons therefor at such meeting.

                  (2)   Procedural matters

                        The board of directors may make a decision in respect of procedural matters proposed by a motion of shareholders. If the motion is to be decided by voting separately or jointly, the consent from the shareholder proposing the motion shall be obtained. If the shareholder proposing the motion does not consent to the change, the chairman of the general meeting may seek a decision at the general meeting concerning procedural matter, and there will be discussions according to the procedures decided at the general meeting.

            3. New Article 80 With respect to the motion for election of directors and supervisors, resolutions shall be made separately. When resolutions of reappointment of directors and supervisors are passed at the general meeting, the newly appointed directors and supervisors shall be accession.

            4. New Article 81 The Company shall disclose detailed information of candidates for directors to ensure shareholders' fully understanding of candidates before voting.

            5. New Article 82 The candidates for directors shall make written commitment to before meeting of general shareholders to promise the truth and completeness of the disclosed information and to carry out duties of directors after appointment.

            6. New Article 83 The Company shall adopt accumulated voting method in the election of directors. In the election, every shareholding of the Company held by shareholders equal to the number of directors to be elected. Shareholders may vote for one candidate with all his shareholdings or voting for different candidates. The Company shall appoint directors in turn according to the votes of candidates.

            7. New Article 97 When considering related party transactions at the general meeting, the related shareholders shall not participate in voting and their shares carrying voting right shall not be counted in the total number of valid votes. Announcement regarding resolution passed at general meeting shall fully disclose the details in respect of non-related shareholders' votes. In the event of exceptional circumstances under which the related shareholders cannot abstain from voting, after obtaining consent of related department and Stock Exchange of Hong Kong (if necessary), voting may be carried out according to the normal procedures, and detailed explanation shall be given in the announcement regarding resolutions passed at the general meeting.

            8. New Article 102 The board of directors shall establish special committees including strategy committee, auditing committee, nominating committee, and reward and examination committee, all members of which shall be held by directors of the Company. Among the members of the auditing committee, nominating committee, and reward and examination committee, independent directors shall in the majority and preside at the meeting. In the auditing committee, at least one independent director is accountant.

            9. New Article 113 The Company shall establish an independent director system. An independent director refers to an independent director who does not act in other capacities in the Company other than independent director, nor there any relationship between the Company's substantial shareholders and related persons which may affect the director in making objective judgements.

            10. New Article 114 Unless otherwise stated, the contents of these Articles of Association regarding to the directors are applicable to independent directors.

            11. New Article 115 An independent director shall meet the following requirements:

                  (1) Possess the qualifications as a director of a listed company according to the laws, administrative regulations and other related regulations;

                  (2) Have the independency as stipulated in Article 100 of the Articles of Association;

                  (3) Have the basic knowledge in respect of the operations of listed companies, familiarize with the relevant laws, administrative regulations, rules and regulations;

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                  (4)   Have more than five years' working experience in
                        practising law, finance or the other experiences necessary for discharging the duties as an independent director.

                  (5) Other requirements as specified by these Articles of Association.

            12. New Article 116 An independent director shall have his own independency. The following persons shall not act as an independent director:

                  (1) any employees of the Company or its subsidiaries and his/her spouse, parents, children, brothers, sisters, parents-in-law, sons/daughters-in-law, spouses of brothers and sisters, brothers and sisters of spouse;

                  (2) natural persons holding, directly or indirectly, 1 percent or above of the shares of the Company in issue or being a top 10 shareholders of the Company and his/her spouse, parents or children;

                  (3) employees of a shareholder which directly or indirectly holds 5 percent or above of issued shares or being employees of the top 5 shareholders unit and his/her spouse, parents, children;

                  (4) any person who satisfy any of the above 3 situations during the most recent year;

                  (5) any person who provides financial, legal, consultation services for the Company or its subsidiaries or an employee who works for the related companies;

                  (6)   any person specified by the Articles of Association;

                  (7) any person who is specified by the China Securities Regulatory Commission.

            13. New Article 117 The Company's board of directors, supervisory committee, shareholder individually or jointly holding more than 1 percent of the issued shares of the Company may nominate a candidate for independent director and a decision by voting will be made at the general meeting.

            14. New Article 118 The nominator of an independent director shall obtain the consent of the nominee before nomination. The nominator shall fully understand the nominee's profession, educational level, job title, detailed working experience, all part-time job details, and shall give an opinion regarding the nominee's qualifications and independence in acting as independent director. The nominee shall make an announcement, expressedly stating that there is no relationship between the Company and himself, which may affect him in making independent and objective judgements.

            15. New Article 119 Before the general meeting is convened to elect an independent director, the Company shall submit the particulars of all nominees to the China Securities Regulatory Commission, its Changchun Securities Administrative Office and the Shenzhen Stock Exchange. The board of directors which holds a dissenting view in respect of the nominees shall concurrently submit its written opinion.

                  A nominee, against whom a dissenting view is expressed by the China Securities Regulatory Commission, may act as a candidate for director of the Company, but not a candidate for independent directors. During the election of the independent director at the general meeting, the board of directors shall explain whether the candidate for independent director has received a dissenting view from the China Securities Regulatory Commission or the Stock Exchange of Hong Kong.

            16. New Article 120 The term of independent director is the same as that of any other directors. An independent director who is re-elected may serve for another term not exceeding 6 years if he/she is re-elected after his/her term of office expires.

            17. New Article 121 The board of directors shall propose to the general meeting to dismiss an independent director who consecutively fails to attend the board meeting in person for 3 times. Except for the situation which prohibit anyone from serving as directors or independent directors as provided by the aforesaid company law and these Articles of Association, an independent director cannot be removed without stating a reason therefor before expiration of his term. The Company shall disclose the early removal of an independent director as a special disclosable matter. The independent director who believes his removal unjustifiable may make a public statement in relation thereto.

            18. New Article 122 An independent director may resign before expiration of his term. An independent director shall submit his resignation report in writing to the board of directors explaining the details regarding his/her resignation in his/her opinion or anything that the shareholders and the debtors of the Company should pay attention to.

                  If the resignation of the independent director results in the ration of independent directors against the total number of directors in the board dropping to less than one-third, the resignation report shall be effective only when the next independent director has filled his position.

            19. New Article 123 Apart from the powers vested by the Company Law and other related laws, regulations and these Articles of Association, an independent director shall be vested with the following special powers and duties:

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                  (1)   any connected transaction entered into between the
                        Company and any connected persons, the aggregate consideration for which is more than RMB3 million or more than 5 percent of the latest audited net asset or exceeds 3% of the net tangible asset of the Company as disclosed in the latest published audited accounts or consolidated accounts (if applicable), whichever is higher, subject to confirmation by the independent directors, shall be submitted to the board of directors for discussion. Before the independent directors make a judgement, they can appoint intermediaries to issue an independent financial report as the basis for their judgement;

                  (2) propose to the board of directors for the appointment or dismissal of an accountants' firm;

                  (3) propose to the board of directors for convening an extraordinary general meeting;

                  (4)   propose to convene the board meeting;

                  (5) appoint an external auditing firm or consultant firm independently;

                  (6) collect the voting rights from shareholders before the general meeting is convened.

                  An independent director shall obtain at least half of the consent of all independent directors when he exercises the above powers. Should the above proposal not be adopted or the above powers can not be exercised normally, the Company shall disclose the above matters.

            20. New Article 124 Apart from performing the aforesaid duties, an independent director shall provide an independent view to the board of directors or at general meeting in respect of the following matters:

                  (1)   nomination, appointment and dismissal of directors;

                  (2)   employment or dismissal of senior management personnel;

                  (3) remuneration of directors and senior management personnel;

                  (4) any existing or new loan or other financial transaction by the Company shareholders, de facto controlling person and related enterprises which is more than RMB3million or more than 5 percent of the latest audited net asset of the Company and whether the company has adopted effective measures to recover the debt;

                  (5) matters which an independent director deems detrimental to the benefits of medium and small shareholders;

                  (6) other matters stipulated by the Company's Articles of Association.

                  An independent director shall give one of the following opinions in respect of the aforesaid matters-consent; qualified opinion and reason; objection views and its reason; inability of giving an opinion and its difficulties.

                  If the matter shall be disclosed necessarily, the Company shall announce the independent director's opinion. Where there are dissenting opinions among the independent directors resulting in lack of unanimity, the board of directors shall disclose all independent directors' opinions separately.

            21. New Article 125 To safeguard the independent director to exercise his power effectively, the Company shall provide an independent director with essential conditions.

                  (1) The Company shall guarantee the independent director have the same right to know the facts as other directors. The Company shall inform the independent director of matters which are decided by the board of directors before the statutory time and provide enough information simultaneously. Should an independent director regard the information provided is not enough, he may request supplementary information. Whenever 2 or more than 2 independent directors regard the information provided is insufficient or the evidence is not explicit, they can jointly request the board of directors in writing to postpone the board meeting or postpone considering that matter and the board of directors shall accept accordingly. The company shall provide the essential conditions to enable the independent director to carry out his duties. The secretary of the board of directors shall positively provide assistance to enable the independent director to carry out his duties; the secretary of the board of directors shall arrange announcements with the securities exchange timely if any independent opinion, proposal and written explanation issued by the independent director shall be announced.

                  (2) When an independent director exercises his powers, relevant staff of the Company shall positively coordinate, shall not refuse, obstruct or cover up, shall not interfere his independent right to exercise his powers;

                  (3) Expenses shall be borne by the Company in respect of employment of an intermediary organization by an independent director or an independent director's exercising his powers;

                  (4) The Company shall give appropriate subsidies to the independent director. The remuneration standard shall be proposed to the general meeting by the board of directors and disclose them in the Company's annual report after approval of general meeting.

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                  Apart from the above subsidies, an independent director shall not obtain extra and undisclosed benefits from the Company and its major shareholders or organizations or people with conflict of interest.

            22. New Article 126 An independent director has a fiduciary and diligent obligation to the Company and all shareholders.

            23. New Article 127 According to the relevant laws, regulations, standard documents and the requirements of these Articles of Association, an independent director shall perform his duties seriously, uphold the overall interest of the Company and, in particular, prevent the benefit of medium and minority shareholder from damaged.

            24. New Article 128 An independent director shall carry out his duties independently without being affected by the majority shareholders of the Company, de facto controller or unit or individual with a conflict of interest with the Company.

            25. New Article 170 Equipped with auditing staff, the Company practices internal auditing system by supervising and auditing the Company's incomes and expenses, as well as its economic activities.

            26. New Article 171 The internal auditing system and the duties of the auditing staff shall be implemented after the approval of the board of directors. The officer-in-charge of the auditing team shall be responsible to the board of directors and report the work accordingly.

      II. Amended articles (other articles are renumbered correspondingly due to the newly added articles)

            1) Original Article 60 Where the Company convenes an annual general meeting, shareholders holding not less than 5 per cent. or more of the total shares of the Company shall be entitled to submit new motions in writing to the Company. The Company shall include in the agenda of the meeting all items in the motion that fall within the scope of a shareholders' general meeting.

                  Amended Article 61 Shareholders severally and jointly holding five per cent. or more of the voting rights of the Company or the supervisory committee are entitled to propose to the Company in writing in writing tentative motions.

                  Any tentative motion which is not included in the notice of convening board of directors' meeting as a new matter and falls into the category as set out in Article 59, the person proposing such motion shall submit the same motion to the board of directors 10 days prior to the holding of the general meeting, which will be announced by the board of directors after review.

            2) Original Article 79 A shareholders' general meeting shall be convened by the chairman of the board who shall preside as chairman of the meeting. If the chairman of the board cannot attend the meeting for any reason, the board of directors may designate a director of the Company to convene and preside at the meeting as chairman on its behalf. If a chairman has not been designated, shareholders attending the meeting may elect a person to act as chairman. If for any reason the shareholders cannot elect a chairman, the shareholder with the greatest number of voting shares (including representatives) present at the meeting whether in person or by proxy shall act as chairman.

                  Amended Article 85 A shareholders' general meeting shall be convened by the chairman of the board who shall preside as chairman of the meeting. If the chairman of the board cannot attend the meeting for any reason, vice chairman may preside under the designation of chairman of the board. If both the chairman and vice chairman can not attend the meeting, the board of directors may designate a director of the Company to convene and preside at the meeting as chairman on its behalf. If a chairman has not been designated, shareholders attending the meeting may elect a person to act as chairman. If for any reason the shareholders cannot elect a chairman, the shareholder with the greatest number of voting shares (including representatives) shall act as chairman.

            3) Original Article 93 Directors are elected by the shareholders' general meeting. The board of directors shall be elected at a meeting of shareholders from candidates nominated by the board of directors or by shareholders representing 5 per cent or more of the issued shares of the Company. A notice in writing of the intention to propose a candidate for election as a director and a notice in writing by that candidate of his willingness to be elected shall have been given to the Company at least 50 days before the date of the shareholder's meeting. Directors shall serve a term of 3years. Upon the expiration of his term and if re-elected, a director may serve consecutive terms. The chairman of the board is elected and removed by a majority of all the directors. The chairman of the board shall be appointed for a term of 3 years, and may serve consecutive terms if re-elected.

                  Directors are not required to hold shares in the Company.

                  Amended Article 100 Directors are elected by the shareholders' general meeting. Directors shall serve a term of 3 years. Upon the expiration of his term and if re-elected, a director may serve consecutive terms. The board of directors shall be elected at a meeting of shareholders from candidates nominated by the board of directors or by shareholders representing 5 percent or more of the issued shares of the Company. A notice in writing of the intention to propose a candidate for election as a director and a notice in writing by that candidate of his willingness to be elected shall have been given to the Company at least 50 days before the date of the shareholders' meeting. The chairman and vice chairman of the board of directors are elected and removed by a majority of all the directors. The chairman and vice chairman shall be appointed for a term of 3 years, and may serve consecutive terms if reelected.

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            4)    Original Article 96 The chairman of the board shall exercise the following functions and powers:

                  (1) to preside at shareholders' general meetings and to convene and preside at meetings of the board of directors;

                  (2) to examine the implementation of resolutions of the board of directors;

                  (3)   to sign securities issued by the Company;

                  (4) other functions and powers conferred by the board of directors.

                  Where the chairman of the board is unable to exercise his functions and powers, he may instruct a director to exercise such functions and powers on his behalf.

                  Amended Article 104 The chairman of board shall exercise the following functions and powers:

                  (1) to preside at shareholders' general meetings and convene and preside at meetings of the board of directors;

                  (2) to examine the implementation of resolution of resolutions of the board of directors;

                  (3)   to sign securities issued by the Company;

                  (4)   to decide total investment of less than Rmb50 million;

                  (5) to decide the purchase and sale of assets under 10 percent of the Company's net assets;

                  (6) other functions and powers conferred by the board of directors.

                  Where the chairman of the board is unable to exercise his functions and powers, he may instruct vice chairman to exercise such functions and powers on his behalf. Where chairman and vice chairman are both unable to exercise the functions and powers, the chairman may instruct a director to exercise such functions and powers on his behalf.

            5) Original Article 97 Meetings of the board of directors shall be convened at least twice every year. Such meetings shall be convened by the chairman of the board by giving notice to all the directors not less than 10 days before the meeting date. In the event of emergency matters, an extraordinary board of directors' meeting may be proposed by more than 10 directors or by the general manager of the Company.

                  Amended Article 105 Meetings of the board of directors are required to be held at least four times every year. The board of directors' meetings shall be convened by the chairman of the board by giving notice to all the directors 10 days before the date of the meetings.

                  An extraordinary board of directors' meeting may be convened under any of the circumstances set out below:

                  (1)   when the chairman deems necessary;

                  (2) when jointly proposed by more than one-third of the directors;

                  (3)   when proposed by the supervisory committee;

                  (4)   when proposed by the general manager;

                  (5)   when proposed by independent directors.

            6) Original Article 102 Meetings of the board of directors shall be attended by the directors in person. If a director cannot attend for any reason, he may authorize another director in writing to represent him at the board meeting. The relevant authorization letter shall state the scope of authority. A director who attends a board meeting on behalf of another director shall exercise the rights of a director within the given scope of authority in the authorization letter. A director who fails to attend a particular board meeting and who has not appointed a representative to do so shall be deemed to have waived his voting rights in respect of that meeting.

                  Amended Article 110 Meetings of the board of directors shall be attended by the directors in person. If a director cannot attend for any reason, he may authorize another director in writing to represent him at the board meeting. The relevant authorization letter shall state the scope of authority. A director who attends a board meeting on behalf of another director shall exercise the rights of a director within the given scope of authority in the authorization letter.

                  (1) A director who fails to attend a particular board meeting and who has not appointed a representative to do so shall be deemed to have waived his voting rights in respect of that meeting.

                  (2) A director who fails to attend board meetings in person and has not appointed representatives for two consecutive times shall be deemed as failing to carry out his duties and shall be removed at the shareholders' general meeting.

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            7)    Original Article 105 The Company shall have a secretary of the board of directors, who shall be a senior officer of the Company.

                  Amended Article 129 The Company shall have a secretary of the board of directors, who shall be a senior officer of the Company. The secretary of the board shall be responsible for the board of directors.

            8) Original Article 117(5) to propose to convene an extraordinary general meeting of shareholders;

                  Amended Article 141(5) to propose to convene an extraordinary general meeting and a meeting of board of directors.

            9) Original Article 145 The Company shall publish in newspapers in accordance with these Articles two financial reports every fiscal year. The interim report shall be published within 60 days of the end of the first six months of the fiscal year and the annual report shall be published within 120 days of the end of the fiscal year.

                  Amended Article 168 The Company shall publish in newspapers in accordance with these articles four times every fiscal year. The quarterly reports shall be published within 30 days after the first quarter and the third quarter, respectively. The interim report shall be published within 60 days after the first six months of the fiscal year and the annual report shall be published within 120 days after the end of the fiscal year.

            10) Original Article 146 No books of account other than those provided under the law may be established by the Company.

                  Amended Article 169 Apart from the Company's statutory accounting books, no other books shall be kept. The Company's assets shall not be deposited in any account under the name of any other persons.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


                                     By: Shi Jianxun
                                         ------------------------------------
                                         Name:  Shi Jianxun
                                         Title: General Manager


Date:  May 2, 2003